Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
The following management’s discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations for the six months ended June 30, 2025 and 2026, and should be read in conjunction with our historical unaudited interim condensed consolidated financial statements and related notes included in this filing. For additional background information, please see our annual report on Form 20-F for the year ended December 31, 2025 filed with the SEC on April 1, 2026 (the “Annual Report”).
This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section “Risk Factors” included in our Annual Report.
Overview
We are an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. Our tanker operating fleet has a total capacity of 857,000 dwt. Our tanker operating fleet consists of one 50,000 dwt product/chemical tanker, M/T Eco Marina Del Rey, one 157,000 dwt Suezmax tanker, the M/T Eco Oceano CA, two 300,000 dwt VLCCs, M/T Julius Caesar and M/T Legio X Equestris, and, through a joint venture, we also own 50% interests in two 50,000 dwt product tankers, M/T Eco Yosemite Park and M/T Joshua Park. All of our tanker vessels are IMO-certified and are capable of carrying a wide variety of oil products including chemical cargos which we believe make our vessels attractive to a wide base of charterers. In addition, we own M/Y Para Bellvm, a megayacht that has a length of 47 meters, a gross tonnage of 499 tons, 5 guest cabins and is able to accommodate 12 guests and 10 crew, which we have announced our intention to divest.
In addition, we have entered into newbuilding contracts for eight 47,499 dwt MR newbuilding tankers scheduled for delivery from the second quarter of 2028 through the fourth quarter of 2029, one of which we have agreed to sell under a share purchase agreement.
In addition, we have entered into a share purchase agreement to acquire three ship owning companies that have entered into newbuilding contracts for three high-specification 49,940 dwt MR newbuilding tankers scheduled for delivery in the third and fourth quarter of 2029. The closing of the share purchase agreement is to occur by September 30, 2026.

We intend to continue to review the market in order to identify potential acquisition targets on accretive terms, with a primary focus on the tanker sector.
We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

A.	Operating Results
For additional information, please see our Annual Report, “Item 5. Operating and Financial Review and Prospects.”

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
The following table depicts changes in the results of operations for the six months ended June 30, 2026 compared to the six months ended June 30, 2025
	Six Month Period Ended June 30,		Change
	2025	2026	June 30, 2026 vs June 30, 2025
	($ in thousands)%
Revenues	43,811	25,475	(18,336)	-42%
Voyage expenses	1,036	897	(139)	-13%
Operating lease expenses	5,378	0	(5,378)	-100%
Other vessel operating expenses	10,057	6,008	(4,049)	-40%
Vessel depreciation	6,870	5,051	(1,819)	-26%
Management fees-related parties	1,204	803	(401)	-33%
General and administrative expenses	1,024	769	(255)	-25%
Dry-docking costs	-	330	330	100%
Operating income	18,242	11,617	(6,625)	-36%
Interest and finance costs	(9,992)	(5,739)	4,253	-43%
Equity (losses)/gain in unconsolidated joint ventures	(747)	532	1,279	171%
Interest Income	60	74	14	23%
Total other expenses, net	(10,679)	(5,133)	5,546	-52%
Net income	7,563	6,484	(1,079)	-14%

Period in Period Comparison of Operating Results
1.	Revenues
During the six months ended June 30, 2026, revenues decreased by $18.3 million, or 42%, compared to the same period in 2025, mainly due to:
●
the consummation of the spin-off of Rubico Inc. (“Rubico”) on August 1, 2025 (the “Rubico Spin-off”), which resulted in M/T Eco West Coast and M/T Eco Malibu leaving our fleet, decreased the calendar days of our fleet by 362 days (181 days per vessel) in the six month period ended June 30, 2026, contributing to a total decrease in revenues of $12.0 million;

●
the expiration of the operating lease agreements for vessels M/T Eco Bel Air and M/T Eco Beverly Hills on December 15, 2025, and December 22, 2025, respectively, decreased the calendar days by 362 days (181 days per vessel) in the six month period ended June 30, 2026, contributing to a total decrease in revenues of $8.7 million; and

●
a $0.3 million decrease relating to the non-cash straight-line recognition of time charter revenue, following the amendment in November 2025 to the time charter party for M/T Eco Marina Del Rey, pursuant to which the fixed term of the charter was extended at a lower daily rate applicable to the extension period.

The above decreases in revenues were partially offset by:
●	a $1.0 million increase in revenues generated by the amendment by addendum of the time charter agreement for vessel M/T Eco Oceano CA that increased the daily rate from $24,500 to $30,000; and
●
a $1.6 million increase in revenues generated by the operation of M/Y Para Bellvm for an entire six-month period ended June 30, 2026;in the same period in 2025, M/Y Para Bellvm operated only from April 11, 2025—its acquisition date—up to June 30, 2025.

2.	Other vessel operating expenses
During the six months ended June 30, 2026, Other vessel operating expenses decreased by $4.0 million, or 40%, compared to the same period in 2025, due to:
●
the consummation of the Rubico Spin-off, which resulted in M/T Eco West Coast and M/T Eco Malibu leaving our fleet, decreased the calendar days of our fleet by 362 days (181 days per vessel) in the six-month period ended June 30, 2026, resulting in a $2.4 million decrease in Other vessel operating expenses; and

●
the expiration of the operating lease agreements for vessels M/T Eco Bel Air and M/T Eco Beverly Hills on December 15, 2025, and December 22, 2025, respectively, which decreased the calendar operating days by 362 days (181 days each) in the six-month period ended June 30, 2026, resulting in a $2.3 million decrease in Other vessel operating expenses.

These decreases were partially offset by a $0.7 million increase in operating expenses for the remaining fleet (about $0.15 million per operating vessel), which were mainly due to higher crew and crew-related expenses and increased repairs and maintenance expenses.
3.	Dry-docking costs
In the six months ended June 30, 2026, we incurred $0.3 million of Dry-docking costs due to the intermediate survey (drydock) of M/Y Para Bellvm, in the same period of 2025, no vessels underwent such a survey.
4.	Equity (losses)/gains in unconsolidated joint ventures
Equity (losses)/gains in unconsolidated joint ventures increased by $1.3 million, or 171%, during the six months ended June 30, 2026. The increase was primarily attributable to a $1.1 million increase in our share of the profits from our joint venture interests in the M/T Eco Yosemite Park and M/T Joshua Park. Both vessels owned by the joint venture underwent their scheduled dry-dockings during the six months ended June 30, 2025, which reduced revenue as a result of associated offhire days and gave rise to material drydocking and voyage expenses; no drydockings occurred in the six months ended June 30, 2026. A further $0.2 million of the increase reflected the absence of amortization of the basis difference, in the six months ended June 30, 2026, relating to the value of the vessels’ contracted time charter agreements recognized on acquisition, following expiration of their initial charter periods in April 2025.
5.	Interest and finance costs
During the six months ended June 30, 2026, interest and finance costs decreased by $4.3 million, or 43%, compared to the same period in 2025, mainly due to:
●
the consummation of the Rubico Spin-off, following which the M/T Eco West Coast and M/T Eco Malibu were no longer part of our fleet, resulted in decrease of $2.8 million in the six months ended June 30,2026;

●
the approximate 0.7% decrease in average SOFR—between June 30, 2025 and June 30, 2026—and lower applicable borrowing rates following the refinancing under the New Huarong Facility (as defined below), completed in the fourth quarter of 2025, which, together, reduced the interest rates on the refinanced vessels to Term SOFR plus 1.95% and resulted in a decrease of approximately $1.5 million in the six months ended June 30,2026;

●
a decrease of approximately $0.3 million in the amortization of deferred financing fees related to the M/T Eco Oceano Ca, M/T Julius Caesar, M/T Legio X Equestris and M/T Eco Marina Del Rey, which were refinanced through sale and leaseback financing arrangements with China Huarong Shipping Financial Leasing Co Ltd. (“the New Huarong Facility”) in October and November 2025, and as a result the previous deferred financing fees associated with those vessels were accelerated; and

●	a decrease of approximately $0.4 million due to the capitalization of interest during the six months ended June 30, 2026 in connection with our newbuilding vessels, in accordance with U.S. GAAP;

These decreases were partially offset by an increase of approximately $0.5 million resulting from higher average outstanding loan balances between June 30, 2025 and June 30, 2026, as a result of the refinancing under the New Huarong Facility and a $0.2 million increase in interest expense relating to the M/Y Para Bellvm, which was added to our fleet on April 11, 2025.
6.	Operating Lease expenses
During the six months ended June 30, 2026, Operating Lease expense was nil due to the expiration of the operating lease agreements for vessels M/T Eco Bel Air and M/T Eco Beverly Hills on December 15, 2025 and December 22, 2025, respectively, compared to the six months ended June 30, 2025, when the operating lease agreements were in force for the entire period and expenses of $5.4 million were incurred.
7.	Depreciation
During the six months ended June 30, 2026, vessel depreciation decreased by $1.8 million, or 26%, compared to the same period in 2025, due to the consummation of the Rubico Spin-off, which removed the M/T Eco West Coast and M/T Eco Malibu from our fleet, reducing calendar days by 362 days (181 days per vessel) and resulted in a decrease of depreciation expense of $2.1 million. This was partially offset by a $0.3 million increase in depreciation expense relating to the M/Y Para Bellvm, which was added to our fleet on April 11, 2025, for which a full six months of depreciation was recognized in the current period.
8.	Management fees-related parties
During the six months ended June 30, 2026, management fees–related parties decreased by $0.4 million, or 33%, compared to the same period in 2025, mainly due to:
●
the expiration of the operating lease agreements for vessels M/T Eco Bel Air and M/T Eco Beverly Hills in December 2025, which removed these vessels from our fleet, contributed to a decrease in management fees–related parties of $0.25 million; and

●	the consummation of the Rubico Spin-off, following which the M/T Eco West Coast and M/T Eco Malibu left our fleet, contributed to a decrease in management fees–related parties of $0.25 million.
These decreases were partially offset by a $0.1 million increase in management fees–related parties relating to the M/Y Para Bellvm, which was added to our fleet on April 11, 2025, and therefore incurred fees for the full six months ended June 30, 2026, as opposed to operating for approximately less than three months in the same period of 2025.
9.	General and administrative expenses
During the six months ended June 30, 2026, general and administrative expenses decreased by $0.3 million, or 25%, compared to the same period in 2025, mainly due to a decrease of $0.2 million relating to expenses incurred in connection with the Rubico Spin-off, which was in process during the six months ended June 30, 2025 and was completed on August 1, 2025. As the Rubico Spin-off was completed in 2025, such expenses were not incurred in the six months ended June 30, 2026.

Non-US GAAP Measures

This Report describes earnings before interest, taxes, depreciation and amortization (EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a “Non-U.S. GAAP” measure). We define EBITDA as earnings before interest, taxes, depreciation and amortization.

EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength.

EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. See below for a reconciliation of EBITDA to Net Income, the most directly comparable U.S. GAAP measure.

Reconciliation of Net Income to EBITDA

	Six months ended June 30,
(Expressed in thousands of U.S. Dollars)	2025	2026

Net Income	7,563	6,484

Add: Vessel depreciation	6,870	5,051
Add: Interest and finance costs	9,992	5,739
Less: Interest Income	(60)	(74)

EBITDA	24,365	17,200

Recent Developments

On July 16, 2026, the Company elected not to exercise its option to acquire certain residential real estate assets in Dubai from a company affiliated with Mr. Evangelos J. Pistiolis under a non-binding letter of intent entered into on November 21, 2025 (the “2025 No-Shop LOI”). The $23.5 million paid as consideration for the option was credited against amounts payable to Central Mare Inc. (“Central Mare”), a company affiliated with the family of Mr. Evangelos J. Pistiolis, in partial settlement of the purchase price for the Three MR Tankers (as defined below).

On July 13, 2026, we entered into a share purchase agreement with Rubico to sell all of the issued and outstanding shares of Roman Shark VII Inc. (the “Roman Shark VII SPV”), which is party to a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of Hull No. 25110060, a 47,499 dwt chemical/product oil carrier (the “Roman Shark VII MR Tanker”). The Roman Shark VII MR Tanker is scheduled for delivery in the third quarter of 2029. The aggregate selling price for 100% of the shares of the Roman Shark VII SPV was $6.3 million (the “Roman Shark VII Consideration”). In connection with the sale, we and Rubico provided corporate guarantees in favor of Agricultural Bank of China Financial Leasing (“ABCFL”) (see “Note 7 – Debt” to our Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2026 included elsewhere in this report), which will continue to finance the construction of the Roman Shark VII MR Tanker. The sale was approved by a special committee composed of independent and disinterested members of our board of directors, which obtained a fairness opinion with respect to the Roman Shark VII Consideration from an independent financial advisor. On August 14, 2026, the sale was consummated and the Roman Shark VII Consideration has been settled in full by that date.

On July 27, 2026, we entered into a share purchase agreement with Rubico to sell all of the issued and outstanding shares of Roman Shark V Inc. (the “Roman Shark V SPV”), which is party to a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of Hull No. 25110058, a 47,499 dwt chemical/product oil carrier (the “Roman Shark V MR Tanker”). The Roman Shark V MR Tanker is scheduled for delivery in the second quarter of 2029. The aggregate selling price for 100% of the shares of the Roman Shark V SPV is $6.5 million (the “Roman Shark V Consideration”), receivable in full by the transaction’s closing, whether in installments prior to closing or as a single payment at closing. The transaction is expected to close by September 30, 2026, subject to customary closing conditions. If Rubico raises capital through the issuance of any common stock, preferred stock or other equity interest prior to closing, Rubico is obligated to apply 100% of the net cash proceeds of any such equity raises directly toward payment of the Roman Shark V Consideration. In addition, Rubico may, at its option, settle all or a portion of the purchase price through the issuance of Rubico’s Series G Perpetual Convertible Preferred Shares. We and Rubico will provide corporate guarantees in favor of ABCFL (see “Note 7 – Debt” to our Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2026 included elsewhere in this report), which will continue to finance the construction of the Roman Shark V MR Tanker. The sale was approved by a special committee composed of independent and disinterested members of our board of directors, which obtained a fairness opinion with respect to the Roman Shark V Consideration from an independent financial advisor. As of the date of this report, $0.6 million of the Roman Shark V Consideration has been collected.

On July 28, 2026, we entered into a share purchase agreement (the “Three MR Tankers’ SPA ”) with Central Mare to purchase all of the issued and outstanding shares of three entities (the “Three MR Tankers’ SPVs ”) that have entered into shipbuilding contracts, dated April 28, 2026, with a South Korean shipyard for the construction of three high specification ICE class 1C 49,940 dwt eco, scrubber-fitted MR product tankers (the “Three MR Tankers”), for which $2.76 million per vessel ($8.3 million in aggregate) had been paid by Central Mare to the shipyard as of that date. The Three MR Tankers are scheduled for delivery during the third and fourth quarters of 2029. The Three MR Tankers’ SPVs  have also secured time charter employment with a major oil trader, commencing upon each vessel’s delivery and for a firm duration of five years, at a daily rate of $21,000 per vessel. The purchase price for the shares of all of the Three MR Tankers’ SPVs is $30.9 million (the “Three MR Tankers Consideration”), of which $23.5 million was settled through the offset of the consideration paid under the 2025 No-Shop LOI and $5.2 million was settled in cash; the remaining $2.2 million is payable by September 30, 2026. If we raise capital through the incurrence of indebtedness or the issuance of common stock, preferred stock or other equity interests prior to closing, we are obligated to apply 100% of the net cash proceeds of any such financing directly toward payment of the Three MR Tankers Consideration.

As of July 31, 2026, we had fully settled the consideration due for nine special purchase vehicles (the “Newbuilding Tanker SPVs”), formerly owned by Central Mare, each a party to a shipbuilding contract for one 47,499 dwt MR chemical/product oil tanker each (the “Newbuilding Tankers”).

B.	Liquidity and Capital Resources

Since our formation, our principal sources of funds have been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow and long-term borrowings including sale and leaseback agreements, and short-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations and fund working capital requirements.
Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire vessels using a combination of funds received from equity investors, bank debt secured by mortgages on our vessels and funds from sale and leaseback agreements. Future acquisitions are subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.
As of June 30, 2026, we had an indebtedness of $261.0 million that, after excluding unamortized financing fees, amounts to a total indebtedness of $264.0 million (please see the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2026 – “Note - Debt” included elsewhere in this document). As of June 30, 2026, our cash and cash equivalent balances amounted to $13.3 million, held in U.S. dollar accounts, $1.9 million of which is classified as restricted cash.

As of the date of this report, we have contractual obligations for the acquisition of the Newbuilding Tankers of $307.4 million ($22.6 million payable in 2027, $117.5 million payable in 2028 and $167.3 million payable in 2029). These commitments are financed up to 85% of the contract price under a leasing agreement with ABCFL and Industrial Bank Financial Leasing Co., Ltd. (“CIBFL”) (see “Note 7 – Debt” to our Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2026 included elsewhere in this report).
On July 27, 2026, we entered into a share purchase agreement with Rubico for the sale of all of the issued and outstanding shares of Roman Shark V Inc., which is the shipowning company of one of the Newbuilding Tankers. Upon consummation of this agreement, which is expected to occur by September 30, 2026, our remaining commitments will be reduced by $38.4 million ($13.5 million in 2028 and $24.9 million in 2029). Furthermore, as a result of the Three MR Tankers’ SPA entered into on July 28, 2026, we have additional contractual commitments to the shipyard of $140.2 million ($16.2 million in 2027, $21.7 million in 2028 and $102.3 million in 2029), as well as $2.2 million payable to Central Mare, as seller of the Three MR Tankers’ SPVs , by September 30, 2026.
Our long-term liquidity requirements relate to expenditure relating to the operation and maintenance of our vessels and financing our capital commitments. Anticipated sources of funding for our long-term liquidity requirements include cash flows from operations and debt or equity issuances. Additional routine or strategic acquisitions may require the incurrence of additional indebtedness, including debt issuances and/or additional equity issuances, which may be dilutive to our common shareholders.
Working Capital Requirements and Sources of Capital
As of June 30, 2026, we had a working capital deficit (current assets less current liabilities) of $16.0 million, which includes $3.3 million of unearned revenue representing a current liability that does not require future cash settlement and $12.5 million of consideration for the Newbuilding Tankers due to Central Mare, which was fully settled in July 2026. For the six months ended June 30, 2026, we realized net income of $6.5 million and generated cash flow from operations of $11.1 million.
As of June 30, 2026, we had contractual commitments of $4.5 million, coming due within the following twelve-month period, relating to the construction of the Newbuilding Tankers. These commitments are 85% financed through the sale and leaseback financing agreements with ABCFL and CIBFL, resulting in unfinanced commitments of $0.7 million.
In addition, on July 13, 2026 and July 27, 2026, we entered into share purchase agreements with Rubico for the disposal of two of the Newbuilding Tanker SPVs, for consideration of $6.3 million and $6.5 million, respectively. The July 13, 2026 sale was consummated on August 14, 2026 and its $6.3 million consideration was collected in full as of that date. The $6.5 million consideration for the July 27, 2026 sale is receivable by the transaction’s closing, which is expected to occur by September 30, 2026, and $0.6 million had been received as of the date of this report.
Finally, as of June 30, 2026, we had a $23.5 million amount, classified as non-current, relating to a non-binding letter of intent with Mr. Evangelos J. Pistiolis for the potential acquisition of certain residential real estate assets. On July 16, 2026, we elected not to proceed with the acquisition. The refundable $23.5 million was subsequently credited against amounts payable to Central Mare as partial settlement of the purchase price for the Three MR Tankers’ SPVs ; together with $5.2 million settled in cash, this leaves $2.2 million of that purchase price outstanding as of the date of this report.
We expect to finance our liquidity needs and our unfinanced contractual commitments, including balances due to Central Mare with operational cash flow, debt or equity issuances, or a combination thereof. Hence, in our opinion, we will be able to finance our obligations that become due in the twelve-month period ending one year after June 30, 2026.
Our medium and long-term liquidity requirements relate to expenditure relating to the operation and maintenance of our vessels and financing our capital commitments for the Newbuilding Tankers and potential asset acquisitions. Anticipated sources of funding for our long-term liquidity requirements include cash flows from operations, debt or equity issuances and potential proceeds from a sale of the M/Y Para Bellvm. Additional routine or strategic acquisitions may require the incurrence of additional indebtedness, including debt issuances and/or additional equity issuances, which may be dilutive to our common shareholders.
Operating cash flow for the remainder of 2026 is expected to remain broadly in line with the six months ended June 30, 2026, provided that SOFR rates remain at current levels as of the date of this report.

Cash Flow Information
Cash and cash equivalents and restricted cash were $13.3 million and $10.0 million as of June 30, 2026 and June 30, 2025, respectively.
Net Cash from Operating Activities.
Net cash provided by operating activities decreased by $8.1 million, during the six months ended June 30, 2026 to $11.1 million, compared to $19.2 million for the six months ended June 30, 2025.
Net Cash from Investing Activities.
Net cash used in investing activities was $73.9 million for the six months ended June 30, 2026, consisting of $62.7 million of advances for vessels under construction and $12.0 million of advances for asset acquisitions to related parties, partially offset by $0.8 million of returns of investments in unconsolidated joint ventures. This represents an increase of $70.4 million compared to $3.5 million for the six months ended June 30, 2025, which consisted of advances for vessels under construction.
Net Cash from Financing Activities.
Net cash provided by financing activities in the six months ended June 30, 2026 was $54.0 million, consisting of $51.8 million of proceeds from long-term debt, $18.5 million of consideration received in excess of disposal price over book value of vessels and $6.8 million of gross proceeds from the issuance of our common stock. These were partially offset by $14.6 million of consideration paid in excess of purchase price over book value of vessels, $6.0 million of principal payments of long-term debt, $1.2 million of payments of financing costs, $0.8 million of equity issuance costs and $0.5 million of dividends paid on our Series G Preferred Shares.

Net cash used in financing activities in the six months ended June 30, 2025 was $17.1 million, consisting of $9.1 million of consideration paid in excess of purchase price over book value, $7.9 million of principal payments of long term debt, and $0.1 million in payments of financing costs.

Critical Accounting Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our 2025 Annual Report. For a description of our significant accounting policies, please read Note 2 to our unaudited interim condensed consolidated financial statements, included elsewhere in this report and “Item 18. Financial Statements” in our Annual Report and more precisely “Note 2. Significant Accounting Policies” of our consolidated financial statements included in our Annual Report.

TOP SHIPS INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2025 AND JUNE 30, 2026
(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	June 30,
	2025	2026
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	20,372	11,447
Trade accounts receivable	1,543	1,685
Prepayments and other	966	709
Inventories	564	611
Due from related parties (Note 5)	600	-
Total current assets	24,045	14,452

FIXED ASSETS:
Vessels, net (Note 4)	268,466	262,600
Advances for vessels under construction (Note 4)	18,207	62,941
Other fixed assets, net	505	505
Total fixed assets	287,178	326,046

OTHER NON CURRENT ASSETS:
Restricted cash	1,850	1,850
Investments in unconsolidated joint ventures	7,881	7,114
Advances for asset acquisition to related party (Note 5)	11,500	23,500
Trade accounts receivable, non-current	1,155	537
Total non-current assets	22,386	33,001

Total assets	333,609	373,499

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 7)	11,824	11,747
Liability from contract with related party (Note 1)	19,500	-
Due to related parties (Notes 1 and 5)	139	11,295
Accounts payable	3,342	2,730
Accrued liabilities	1,521	1,356
Unearned revenue	3,228	3,275
Total current liabilities	39,554	30,403

NON-CURRENT LIABILITIES:
Non-current portion of long-term debt (Note 7)	204,788	249,227
Accrued interest non-current	-	743
Unearned revenue-non-current	78	349
Total non-current liabilities	204,866	250,319

COMMITMENTS AND CONTINGENCIES (Note 8)
Total liabilities	244,420	280,722

MEZZANINE EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; 0 and 14,000 issued and outstanding at December 31, 2025, and June 30, 2026 (Note 13)	-	16,100
Total Mezzanine equity	-	16,100

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D shares were outstanding at December 31, 2025 and June 30, 2026	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized 4,626,197 and 7,613,488 shares issued and outstanding at December 31, 2025 and June 30, 2026 (Note 9)	46	76
Accumulated other comprehensive Income/(loss)	697	(634)
Additional paid-in capital	425,433	407,738
Accumulated deficit	(336,988)	(330,504)
Total stockholders’ equity	89,189	76,677

Total liabilities, mezzanine equity and stockholders’ equity	333,609	373,499

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six Months Ended
	June 30,	June 30,
	2025	2026
REVENUES:

Revenues (including $4,435 and $5,430 respectively, from related parties)	43,811	25,475

EXPENSES:

Voyage expenses (including $549 and $330 respectively, to related party)	1,036	897
Operating lease expenses	5,378	-
Other vessel operating expenses	10,057	6,008
Vessel depreciation (Note 4)	6,870	5,051
Management fees-related parties (Note 5)	1,204	803
Dry-docking costs	-	330
General and administrative expenses (including $180 and $180 respectively, to related party)	1,024	769
Operating income	18,242	11,617

OTHER INCOME (EXPENSES):

Interest and finance costs	(9,992)	(5,739)
Interest income	60	74
Equity (losses)/gains in unconsolidated joint ventures	(747)	532
Total other expenses, net	(10,679)	(5,133)

Net income	7,563	6,484
Less: Preferred shares dividend (Note 13)	-	(529)
Less: Deemed dividend equivalents on preferred shares related to redemption value (Note 13)	-	(2,100)
Net income attributable to common shareholders	7,563	3,855
Earnings per common share, basic (Note 10)	1.63	0.68
Earnings per common share, diluted (Note 10)	1.63	0.61

Weighted average common shares outstanding, basic (Note 10)	4,626,197	5,708,877
Weighted average common shares outstanding, diluted (Note 10)	4,626,197	10,712,777
Comprehensive Income:
Net income	7,563	6,484
Change in foreign currency translation adjustments	776	(928)
Total Comprehensive Income	8,339	5,556

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF MEZZANINE AND STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Expressed in thousands of U.S. Dollars – except number of shares and per share data)

	Stockholder’s Equity
	Preferred Stock		Common Stock		Additional	Accumulated other		Total
	# of Shares	Par Value	# of Shares	Par Value	Paid–in Capital	Comprehensive Income	Accumulated Deficit	stockholders’ equity
BALANCE, December 31, 2024	100,000	1	4,626,197	46	451,079	-	(306,706)	144,420
Net Income	-	-	-	-	-	-	7,563	7,563
Foreign currency translation gains/(losses)	-	-	-	-	-	776	-	776
Excess consideration over acquired assets (Note 1)	-	-	-	-	(25,609)	-	-	(25,609)
Equity offering costs	-	-	-	-	(13)	-	-	(13)
BALANCE, June 30, 2025	100,000	1	4,626,197	46	425,457	776	(299,143)	127,137

			Stockholder’s Equity
	Mezzanine Equity		Preferred Stock		Common Stock		Additional	Accumulated Other		Total
	# of Shares	Amount	# of Shares	Par Value	# of Shares	Par Value	Paid-in Capital	Comprehensive Income/(loss)	Accumulated Deficit	Stockholders’ Equity
BALANCE, December 31, 2025	-	-	100,000	1	4,626,197	46	425,433	697	(336,988)	89,189
Net Income	-	-	-	-	-	-	-	-	6,484	6,484
Excess consideration over acquired assets (Note 1)	-	-	-	-	-	-	(41,093)	-	-	(41,093)
Excess consideration over disposed assets (Note 1)	-	-	-	-	-	-	20,099	(403)	-	19,696
Change in foreign currency translation adjustments	-	-	-	-	-	-	-	(928)	-	(928)
Issuance of restricted shares to 3rd party	-	-	-	-	108,695	1	99	-	-	100
Deemed dividend on Series G Preferred Shares issuance (Note 13)	-	2,100	-	-	-	-	(2,100)	-	-	(2,100)
Dividends of Series G Preferred Shares (Note 13)	-	-	-	-	-	-	(529)	-	-	(529)
Issuance of common stock pursuant to equity offerings (Note 9)	-	-	-	-	2,878,596	29	6,746	-	-	6,775
Equity offering costs (Note 9)	-	-	-	-	-	-	(917)	-	-	(917)
Issuance of Series G Preferred Shares (Note 13)	14,000	14,000	-	-	-	-	-	-	-	-
BALANCE, June 30, 2026	14,000	16,100	100,000	1	7,613,488	76	407,738	(634)	(330,504)	76,677

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,
	2025	2026
Net Cash provided by Operating Activities	19,225	11,058

Cash Flows from Investing Activities:
Returns of investments in unconsolidated joint ventures	-	767
Advances for asset acquisition to related parties (Note 5)	-	(12,000)
Advances for vessels under construction (Note 4)	(3,481)	(62,692)
Net Cash used in Investing Activities	(3,481)	(73,925)

Cash Flows from Financing Activities:
Proceeds from debt (Note 7)	-	51,867
Principal payments of debt	(7,904)	(6,013)
Equity offerings costs (Note 9)	(8)	(739)
Payment of financing costs	(59)	(1,219)
Consideration paid in excess of purchase price over book value of vessels (Note 1)	(9,097)	(14,636)
Proceeds from Equity offerings, gross (Note 9)	-	6,775
Consideration received in excess of disposal price over book value of vessels (Note 1)	-	18,495
Payment of dividends of Series G Preferred Shares (Note 13)	-	(529)
Net Cash (used in)/provided by Financing Activities	(17,068)	54,001

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(334)	(59)

Net decrease in cash and cash equivalents and restricted cash	(1,658)	(8,925)

Cash and cash equivalents and restricted cash at beginning of year/period	11,629	22,222

Cash and cash equivalents and restricted cash at end of the period	9,971	13,297

Cash breakdown
Cash and cash equivalents	5,971	11,447
Restricted cash, non-current	3,000	1,850
Restricted cash, current	1,000	-

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid, net of capitalized interest	9,585	5,636
Finance Fees included in Accounts payable/ Accrued liabilities/ Due to related parties	-	43
Equity issuance costs included in Accounts payable/ Accrued liabilities/ Due to related parties	13	178
Capital expenditures included in Accounts payable/ Accrued liabilities/ Due to related parties	366	743
Unpaid Excess consideration over carrying value of acquired assets included in Due to Related Parties (Note 1)	-	12,457
Settlement of Excess consideration over acquired assets with issuance of Series G Preferred Shares (Notes 1 and 13)	-	14,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Top Ships Inc. and its wholly owned subsidiaries (collectively the “Company”). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of the Marshall Islands and was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007, respectively. The Company is an international provider of worldwide oil, petroleum products and bulk liquid chemicals transportation services.

During the six-month period ended June 30, 2026, the Company was the sole owner of all outstanding shares of the following subsidiary companies. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold and that remain dormant for the periods presented in these unaudited interim condensed consolidated financial statements as well as intermediary companies that are 100% subsidiaries of the Company that own shipowning companies.

Companies	Date of Incorporation	Country of Incorporation	Activity
Top Tanker Management Inc.	May 2004	Marshall Islands	Management company
Top Mega Yachts Inc.	March 2024	Marshall Islands	Holding company (dormant)

Wholly owned Shipowning Companies (“SPC”) with vessels in operation and under construction		Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	PCH Dreaming Inc.	January 2018	Marshall Islands	M/T Eco Marina Del Ray	March 2019
2	Eco Oceano Ca Inc.	December 2020	Marshall Islands	M/T Eco Oceano Ca	March 2022
3	Julius Caesar Inc.	May 2020	Marshall Islands	M/T Julius Caesar	January 2022
4	Legio X Inc.	December 2020	Marshall Islands	M/T Legio X Equestris	March 2022
5	Seawolf Ventures Limited	August 2015	Marshall Islands	M/Y Para Bellvm	August 2023
6	Roman Shark I Inc.	January 2026	Marshall Islands	Hull 25110054	Q2 2028
7	Roman Shark II Inc.	January 2026	Marshall Islands	Hull 25110055	Q4 2028
8	Roman Shark III Inc.	January 2026	Marshall Islands	Hull 25110056	Q1 2029
9	Roman Shark IV Inc.	January 2026	Marshall Islands	Hull 25110057	Q2 2029
10	Roman Shark V Inc.	January 2026	Marshall Islands	Hull 25110058	Q2 2029
11	Roman Shark VI Inc.	January 2026	Marshall Islands	Hull 25110059	Q2 2029
12	Roman Shark VII Inc.	January 2026	Marshall Islands	Hull 25110060	Q3 2029
13	Roman Shark VIII Inc.	January 2026	Marshall Islands	Hull 25110061	Q4 2029
14	Roman Shark X Inc.	January 2026	Marshall Islands	Hull 25110063	Q4 2029

During the six-month period ended June 30, 2026, the Company was the owner of 50% of outstanding shares of the following companies.

	SPC	Date of Incorporation	Country of Incorporation	Vessel	Delivery Date
1	California 19 Inc.	May 2019	Marshall Islands	M/T Eco Yosemite Park	March 2020
2	California 20 Inc.	May 2019	Marshall Islands	M/T Eco Joshua Park	March 2020

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
On December 4, 2025 the Company entered into a letter of intent (“LOI”) relating to the prospective sale to Rubico Inc. of Roman Explorer Inc. (a wholly owned subsidiary that owns 100% of the newbuilding megayacht M/Y Sanlorenzo “1150Exp,” (the “Newbuilding Yacht”), whereby the Company was precluded from marketing or selling the Newbuilding Yacht until March 31, 2026. The consideration for the LOI was $4,000 (“2025 LOI advance”) and it was netted-off against the sale consideration. The consideration was refundable in case Rubico Inc. elected not to proceed with the acquisition of Roman Explorer Inc. The Company on December 31, 2025 (the “SPA signing date”) entered into a share purchase agreement (“SPA”) for the sale of Roman Explorer Inc. to Rubico Inc. (the “Newbuilding Yacht SPA”) for a consideration of $38,000 (“Newbuilding Yacht Consideration”). The transaction represented a nonreciprocal transfer of long-lived assets between entities under common control. As such, the transfer was considered a disposal other than by sale and by analogy to ASC 845-10-30-10, the assets to be distributed continued to be classified as held and used until the distribution occurred.

On the SPA signing date, Rubico Inc. settled $19,500 of the Newbuilding Yacht Consideration by netting the 2025 LOI advance and by paying $15,500. This amount was presented under “Liability from contract with related party” in the unaudited interim condensed consolidated balance sheets as of December 31, 2025. On March 31, 2026 (the “Closing date”) the Newbuilding Yacht SPA was consummated, and Roman Explorer Inc. was transferred to Rubico Inc. During the six-month period ended June 30, 2026 the Company has collected the remaining Newbuilding Yacht Consideration of $18,500 and the Newbuilding Yacht Consideration has been fully settled. The net assets of Roman Explorer Inc. as of March 31, 2026 amounted to $18,304 and substantially related to advances paid for the Newbuilding Yacht.

The Company accounted for the abovementioned disposal as a transfer of assets between entities under common control.  The amount of the consideration received in excess of the historical carrying value of the net assets disposed is recognized as an addition to the Company’s additional paid in capital net of accumulated other comprehensive income of Roman Explorer Inc. derecognized at the date of transfer, and presented as Excess of consideration over the carrying value of disposed assets in the Company’s unaudited interim condensed consolidated statement of stockholders’ equity for the six months ended June 30, 2026. An analysis of the Excess consideration over the carrying value of acquired assets is presented in the table below:

As of June 30,	2026
Consideration	38,000
Less: Carrying value of net assets of companies disposed	(18,304)
Excess consideration over disposed assets	19,696

On February 18, 2026, the Company entered into a share purchase agreement (the “Tanker SPA”) with Central Mare Inc. (“Central Mare”), a related party affiliated with the family of Mr. Evangelos J. Pistiolis, to purchase the shares of nine entities (the “Tanker SPVs”) that have entered into shipbuilding contracts, dated February 3, 2026, with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of nine 47,499 dwt MR Product tankers (the “Newbuilding Tankers”). The Newbuilding Tankers are scheduled for delivery during 2028 and 2029. The purchase price for all of the Tanker SPVs is $41,093 of which $6,000 was paid in cash upon the execution of the Tanker SPA, $8,636 was paid in cash from March to June, 2026, $14,000 was settled through the issuance of 14,000 Series G Perpetual Convertible Preferred Shares (the “Series G Preferred Shares”) (see Note 13) on March 31, 2026, and the remaining amount of $12,457, which was fully settled in July 2026, is presented under Due to related parties in the unaudited interim condensed consolidated balance sheet as of June 30, 2026. Central Mare has also secured time charter employment with Trafigura Maritime Logistics Pte Ltd (“Trafigura”) for all nine vessels, starting from their delivery and for a firm duration of seven years, with charterer’s option to extend for four additional years. As a condition to closing of the acquisition of the Tanker SPVs, Central Mare has arranged for leasing financing agreements  that the Company has entered into on March 9 and March 18 2026 with Agricultural Bank of China Financial Leasing and Industrial Bank Financial Leasing Co., Ltd, respectively. The financings are for an amount of 85% of all installments payable under the shipbuilding contracts for the nine newbuilding tanker vessels (see Note 7). The aggregate amount of installments payable under the nine shipbuilding contracts is $406,800.

The Company accounted for the abovementioned acquisitions as a transfer of assets between entities under common control and has recognized the vessels at their historical carrying amounts at the date of transfer. The amount of the consideration given in excess of the historical carrying value of the net assets acquired is recognized as a reduction to the Company’s additional paid-in capital and presented as Excess consideration over the carrying value of acquired assets in the Company’s unaudited interim condensed consolidated statement of stockholders’ equity for the six months ended June 30, 2026. Since the carrying value of the acquired assets was nil at the acquisition date, the total consideration of $41,093 is presented as Excess of consideration over acquired assets in the Company’s unaudited interim condensed consolidated statements of mezzanine and stockholders’ equity for the six months ended June 30, 2026.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
The abovementioned transactions were approved by a special committee of the Company’s board of directors (the “Special Committee”), of which all of the directors were independent and for each transaction the Special Committee obtained a fairness opinion relating to the consideration of the transaction from an independent financial advisor.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2026.

2.	Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s annual financial statements for the fiscal year ended December 31, 2025 which have been filed with the US Securities and Exchange Commission on Form 20-F on April 1, 2026.

Recent Accounting Pronouncements Not Yet Adopted:

In May 2026, the FASB issued Accounting Standards Update No. 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818), which establishes guidance for the recognition, measurement, presentation and disclosure of environmental credits and related environmental credit obligations. The amendments are effective for annual reporting periods beginning after December 15, 2027, including interim periods within those annual reporting periods, with early adoption permitted, and are required to be applied retrospectively. The Company is currently evaluating the impact of adopting this guidance on its unaudited interim condensed consolidated financial statements and related disclosures.

In April 2026, the FASB issued ASU No. 2026-01, “Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock.” The amendments in this Update require an issuer to initially measure paid-in-kind (PIK) dividends on equity-classified preferred stock on the basis of the PIK dividend rate stated in the preferred stock agreement (for example, by multiplying the stated PIK dividend rate by the liquidation preference of the shares), addressing the prior absence of authoritative guidance and the resulting diversity in practice. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted for any interim or annual period for which financial statements have not yet been issued or made available for issuance, provided that adoption in an interim period is applied as of the beginning of that fiscal year. The Company evaluated the impact of this ASU on its unaudited interim condensed consolidated financial statements and determined that there is no material effect on its results of operations.

There are no other recent accounting pronouncements, the adoption of which is expected to have a material effect on the Company’s unaudited interim condensed consolidated financial statements in the current period.

3.	Going Concern:

For the six months ended June 30, 2026, the Company realized a net income of $6,484 and generated cash flows from operations of $11,058. At June 30, 2026, the Company had a working capital deficit of $15,951, which includes an amount of $3,275 of unearned revenue that represents current liabilities that do not require future cash settlement and an amount of $12,457 of consideration due to Central Mare (see Note 1), that was fully settled in July 2026.

The Company has contractual commitments of $9,040 falling due within the twelve-month period after the issuance of these unaudited interim condensed consolidated financial statements, relating to the construction of the Newbuilding Tankers. These commitments are 85% financed, resulting in unfinanced commitments of $1,356.

In addition, on July 13, 2026, the Company entered into a share purchase agreement with Rubico Inc. for the disposal of one of the Newbuilding Tankers (see Note 14), for consideration of $6,250. On August 14, 2026, the respective share purchase agreement was consummated and the $6,250 consideration has been fully received.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
Furthermore, on July 27, 2026, the Company entered into an additional share purchase agreement with Rubico Inc. for the disposal of one of the Newbuilding Tankers (see Note 14), for consideration of $6,500 receivable through September 30, 2026, of which $630 had been received as of the date of these unaudited interim condensed consolidated financial statements. In connection with this consideration, Rubico Inc. has the option to partially settle the amount due through the issuance of its Series G Perpetual Convertible Preferred Shares, in which case the corresponding portion of the consideration will be settled other than in cash (see Note 14).

Finally, non-current assets as of June 30, 2026 include $23,500 presented under Advances for asset acquisitions to related party, in respect of a non-binding letter of intent with Mr. Evangelos J. Pistiolis for the potential acquisition of certain residential real estate assets. On July 16, 2026, the Company elected not to proceed with the acquisition, and the $23,500 became refundable in accordance with the terms of the letter of intent. Subsequently, on July 28, 2026, the Company entered into a share purchase agreement with Central Mare Inc. for the acquisition of three shipowning companies, each owning one newbuilding MR tanker (collectively the “Three MR Tankers”), for an aggregate purchase price of $30,850 payable no later than September 30, 2026 (see Note 14), of which $23,500 was settled using the aforementioned refundable advance, an amount of $5,190 was settled in cash and the remaining $2,160 is payable in cash. Once this SPA is consummated, which is expected by September 30, 2026, the Company will assume the remaining construction commitments under the related shipbuilding contracts (see Note 8), of which $16,245 falls due within the twelve-month period after the issuance of these unaudited interim condensed consolidated financial statements and is expected to be financed through a lease financing agreement (see Note 14).

In the Company’s opinion, the Company will be able to finance its working capital deficit in the next 12 months with cash on hand, operating cash flow and cash flows from financing activities, including potential equity offerings. The Company believes it has the ability to continue as a going concern and consequently, the unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

4. (a)	Vessels, net:

The balances in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2025	311,593	(43,127)	268,466
— Foreign currency translation differences	(827)	12	(815)
— Depreciation	-	(5,051)	(5,051)
Balance, June 30, 2026	310,766	(48,166)	262,600

As of June 30, 2026 title of ownership is held by the relevant lenders in respect of vessels with a carrying value of $237,283 to secure the relevant sale and lease back financing transactions and in the case of vessels financed via bank loans a vessel with a carrying value of $25,317 has been mortgaged as security under its respective loan facility.

4. (b)	Advances for vessels under construction:

An analysis of Advances for vessels under construction is as follows:

Advances for vessels under construction
Balance, December 31, 2025	18,207
— Advances paid	61,020
— Capitalized expenses	1,259
— Capitalized Imputed Interest	1,156
— Disposals	(18,292)
— Foreign currency translation differences	(409)
Balance, June 30, 2026	62,941

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
5.	Transactions with Related Parties:

(a)
Central Mare – Executive Officers and Other Personnel Agreements: On September 1, 2010, the Company entered into separate agreements with Central Mare, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, the Company’s President and Chief Executive Officer, pursuant to which Central Mare provides the Company with its executive officers and other administrative employees (Chief Executive Officer and Chief Financial Officer), for which Central Mare charged the Company $180 and $180 for the six months ended June 30, 2025 and 2026 respectively.

As of December 31, 2025 and June 30, 2026 the amounts due from Central Mare were $1,037 and $1,187 respectively, reflecting the fact that Central Mare has collected $1,037 and $1,187 worth of EUA’s on the Company’s behalf from the Company’s charterers, respectively. Such amount is included in Due to related parties in the unaudited interim condensed consolidated balance sheets.

(b)
Central Shipping Inc (“CSI”) – Letter Agreement and Management Agreements: On January 1, 2019, the Company entered into a letter agreement with CSI, a related party affiliated with the family of Mr. Evangelos J. Pistiolis, which detailed the services and fees for the management of the Company’s fleet. On March 31, 2026 the Company’s vessel-owning subsidiaries of new building vessels Hull No. 25110054, Hull No. 25110055, Hull No. 25110056, Hull No. 25110057, Hull No. 25110058, Hull No. 25110059, Hull No. 25110060, Hull No. 25110061, Hull No. 25110063 entered into nine management agreements, one for each newbuilding vessel, with CSI respectively (collectively the “CSI Management Agreements”).

As of December 31, 2025 and June 30, 2026 , the amounts due to CSI were $437 and $25, respectively and are presented in Due to related parties, in the unaudited interim condensed consolidated balance sheets

The fees charged by and expenses relating to CSI for the six months ended June 30, 2025 and 2026 are as follows:

	Six Months Ended June 30,
	2025	2026	Presented in:
Management fees	1,024	623	Management fees - related parties – Statement of comprehensive income
Superintendent fees	-	3	Vessel operating expenses – Statement of comprehensive income
Accounting and reporting cost	180	180	Management fees - related parties – Statement of comprehensive income
Commission on charter hire agreements	549	330	Voyage expenses – Statement of comprehensive income
Financing fees	-	692	Net in Current and Non-current portions of long-term debt – Balance Sheet
Newbuilding vessels monitoring fee	713	1,017	Capitalized in Vessels, net and Advances for vessels under construction – Balance sheet
Total	2,466	2,845

(c)
Charter party with Central Tankers Chartering Inc (“CTC”): For the six months ended June 30, 2025 and 2026 the CTC time charter generated $4,435 and $5,430 of revenue respectively, presented in Revenues in the accompanying unaudited interim condensed consolidated statements of comprehensive income. As of June 30, 2026, there were no amounts due from CTC.

(d)
Asset acquisitions from Related Party: On November 21, 2025 the Company entered into a non-binding letter of intent ( the “2025 No-Shop LOI”) with Mr. Evangelos J. Pistiolis for the potential acquisition of certain residential real estate assets in Dubai from a company affiliated with Mr. Evangelos J. Pistiolis, whereby the latter granted the Company an exclusive right and an option to acquire all or a portion of a portfolio of assets with an estimated aggregate market value in excess of $200 million. The purchase price on exercise of the option with respect to any of the properties would be at a 10% discount to their respective fair market values as determined by two independent appraisals. The consideration for the 2025 No-Shop LOI was $23,500 (the “2025 No-Shop-LOI Consideration”) that would be credited against the acquisition price or refunded to the extent the Company did not elect to exercise the purchase option. As of December 31, 2025, $11,500 of the 2025 No Shop LOI Consideration was settled and the remaining $12,000 was settled in January 2026. The purchase option had an expiration period of 90 days after the payment of the 2025 No-Shop-LOI Consideration and was subsequently extended up to July 31, 2026. On July 16, 2026, the Company elected not to exercise the purchase option and the 2025 No-Shop-LOI Consideration was used to partially settle the acquisition of the Three MR Tankers from Central Mare Inc (see Note 14). As of December 31, 2025 and June 30, 2026 the $11,500 and $23,500, respectively, from the 2025 No-Shop-LOI Consideration paid is presented under Advances for asset acquisitions to related party in the accompanying unaudited interim condensed consolidated balance sheets. Due to its related party nature, the 2025 No-Shop LOI, was unanimously approved by a special committee of our Board of Directors, consisting of all three of our independent Directors.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
6.	Leases

Charter agreements:

As of June 30, 2026, the Company operated one vessel (M/T Marina Del Ray) under a time charter with Weco Tankers A/S, one vessel (M/T Eco Oceano Ca) under a time charter with CTC, and two vessels (M/T’s Julius Caesar and Legio X Equestris) under time charters with Trafigura Maritime Logistics Pte Ltd.

In addition, pursuant to the consummation of the Tanker SPA for the acquisition of the Newbuilding Tankers during the six-month period ended June 30, 2026, the Company has entered into time charter parties with Trafigura for seven years for the Newbuilding Tankers starting upon their delivery from the shipyard with a charterer’s option to extend for four additional years. These time charter agreements will commence upon each respective vessels’ delivery.

Future minimum time-charter receipts of the Company’s vessels in operation as of June 30, 2026, based on commitments relating to non-cancellable time charter contracts, are as follows:

Year ending December 31,	Time Charter receipts
2026 (remaining)	24,699
2027	43,803
2028	17,660
2029	17,246
2030 and thereafter	12,611
Total	116,019

Future minimum time-charter receipts of the Company’s vessels under construction as of June 30, 2026, are as follows

Year ending December 31,	Time Charter receipts
2026(remaining)	-
2027	-
2028	3,488
2029	32,081
2030 and thereafter	377,269
Total	412,838

In arriving at the minimum future charter revenues, an estimated 20 days off-hire time to perform scheduled dry-docking in the year the drydocking is expected on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
7.	Debt:

Details of the Company’s credit facilities are discussed in Note 7 of the Company’s annual financial statements for the year ended December 31, 2025 and changes in the six months ended June 30, 2026 are discussed below.

Bank / Vessel(s)	December 31, 2025	June 30, 2026
Total long term debt:
New Huarong Facility (M/T Eco Marina Del Ray, M/T Julius Caesar, M/T Legio X Equestris, M/T Eco Oceano CA)	205,460	200,288
ABCFL Facility (Hull 25110054, Hull 25110056, Hull 25110058, Hull 25110060)	-	23,052
CIBFL Facility (Hull 25110055, Hull 25110057, Hull 25110059, Hull 25110061, Hull 25110063)	-	28,815
HSBC Facility (M/Y Parabellvm)	13,040	11,844
Total long term debt	218,500	263,999
Less: Deferred finance fees	(1,888)	(3,025)
Total long term debt net of deferred finance fees	216,612	260,974

Presented:
Current portion of long-term debt	11,824	11,747
Long term debt	204,788	249,227

Total Debt net of deferred finance fees	216,612	260,974

ABCFL Facility

On March 9, 2026, Roman Shark I Inc., Roman Shark III Inc., Roman Shark V Inc. and Roman Shark VII Inc. entered into lease financing arrangements with Agricultural Bank of China Financial Leasing (“ABCFL” and the “ABCFL Facility”) for the partial, pre-delivery financing of the construction cost of four of the Newbuilding Tankers. Under the ABCFL Facility, ABCFL will advance 85% of each instalment payable under the shipbuilding contracts as it falls due during the construction period, with the Company funding the remaining 15%. The total instalments under each shipbuilding contract amount to $45,200, and the aggregate financing under the ABCFL Facility will therefore be $38,420 for each Newbuilding Tanker and $153,680 in aggregate. Upon delivery of each vessel from the shipyard, each vessel will be sold to the lessor and concurrently leased back to the Company on a bareboat basis. The ABCFL Facility bears interest at Term SOFR plus a margin of 1.80%. Upon delivery of each vessel, the Company expects to make quarterly instalment payments of $506 over a period of 10 years, with a purchase obligation of $18,200 at the end of the 10-year period, for each vessel. Following the first anniversary of each vessel’s delivery, the Company will have the option to repurchase each vessel at purchase prices stipulated in the related bareboat charter agreement, varying according to when the option is exercised. Concurrently, another company under common control with the Tanker SPVs entered into similar agreements with ABCFL for the financing of a sister newbuilding vessel to the Newbuilding Tankers (the “Related Newbuilding Contract Owner”). This commonly controlled company was acquired by Rubico Inc. Upon consummation of the Tanker SPA, the Company provided ABCFL with a corporate guarantee of the obligations of Roman Shark I Inc., Roman Shark III Inc., Roman Shark V Inc. and Roman Shark VII Inc. and the Company also provided ABCFL with a corporate guarantee of the obligations of the Related Newbuilding Contract Owner. As of June 30, 2026, an amount of $23,052 is outstanding under the ABCFL Facility, representing 85% of the first instalments of $6,780 per vessel, or $27,120 in aggregate, paid to the yard for four of the Newbuilding Tankers.

The ABCFL Facility contains customary covenants and event of default clauses, including cross-default provisions and restrictive covenants. It contains performance requirements at the guarantor level and the shipowning companies level. At the guarantor level, from delivery of the vessel and at all times thereafter, the guarantor is required to maintain minimum liquidity of no less than $440 per tanker vessel and, following the cancellation, expiration or termination of the  time charter agreement with Trafigura (or a qualifying replacement charter agreement), the guarantor is required to maintain a ratio of total net debt to the aggregate market value of its fleet of no more than 80%. At the shipowning company level, following the cancellation, expiration or termination of the time charter agreement with Trafigura (or a qualifying replacement charter agreement), the ABCFL Facility is subject to a loan to value requirement whereby the outstanding capital balance must not exceed 85% of the vessel’s market value. Additionally, the ABCFL Facility contains restrictions on the Company incurring further indebtedness or guarantees and paying dividends when in default or if such dividend payment would result in a termination event under the lease financing agreement. The ABCFL Facility has change of control provisions whereby there may not be a change of control of the Company.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
The ABCFL Facility is secured mainly by the following:

●	Ownership of the vessel;
●	Cross-default covenants with the Related Newbuilding Contract Owner and the newbuilding contract owners financed under the ABCFL Facility
●	A pre-delivery assignment of the shipbuilding contract and refund guarantee;
●	Assignment of insurances and earnings of each vessel financed;
●	Specific assignment of any time charters of the vessel financed with duration of more than 12 months;
●	Corporate guarantee of the Company;
●	Pledge of the shares of the relevant shipowning subsidiaries; and
●	Pledge over the earnings account of each vessel financed

CIBFL Facility

On March 18, 2026, Roman Shark II Inc., Roman Shark IV Inc., Roman Shark VI Inc., Roman Shark VIII Inc. and Roman Shark X Inc. entered into lease financing arrangements with Industrial Bank Financial Leasing Co., Ltd (“CIBFL” and the “CIBFL Facility”) for the partial, pre-delivery financing of the construction cost of five of the Newbuilding Tankers. Under the CIBFL Facility, CIBFL will advance 85% of each instalment payable under the shipbuilding contracts as it falls due during the construction period, with the Company funding the remaining 15%. The total instalments under each shipbuilding contract amount to $45,200, and the aggregate financing under the CIBFL Facility will therefore be $38,420 for each Newbuilding Tanker and $192,100 in aggregate. Upon delivery of each vessel from the shipyard, each vessel will be sold to the lessor and concurrently leased back to the Company on a bareboat basis. The CIBFL Facility bears interest at Term SOFR plus a margin of 1.80%. Upon delivery of each vessel, the Company expects to make quarterly instalment payments of $511 over a period of 10 years, with a purchase obligation of $18,000 at the end of the 10-year period, for each vessel. Following the first anniversary of each vessel’s delivery, the Company will have the option to repurchase each vessel at purchase prices stipulated in the related bareboat charter agreement, varying according to when the option is exercised. Upon consummation of the Tanker SPA, the Company provided CIBFL with a corporate guarantee of the obligations of Roman Shark II Inc., Roman Shark IV Inc., Roman Shark VI Inc., Roman Shark VIII Inc. and Roman Shark X Inc. As of June 30, 2026, an amount of $28,815 is outstanding under the CIBFL Facility, representing 85% of the first instalments of $6,780 per vessel, or $33,900 in aggregate, paid to the yard for five of the Newbuilding Tankers.

The CIBFL Facility contains customary covenants and event of default clauses, including cross-default provisions and restrictive covenants. It contains performance requirements at the guarantor level and the shipowning companies level. At the guarantor level, from delivery of the vessel and at all times thereafter, the guarantor is required to maintain minimum liquidity of no less than $440 per tanker vessel and, following the cancellation, expiration or termination of the time charter agreement with Trafigura (or a qualifying replacement charter agreement), the guarantor is required to maintain a ratio of total net debt to the aggregate market value of its fleet of no more than 80%. At the shipowning company level, following the cancellation, expiration or termination of the initial time charter agreement with Trafigura (or a qualifying replacement charter agreement), the CIBFL Facility is subject to an asset-cover requirement whereby the vessel’s market value must not fall below 118% of the outstanding capital balance. Additionally, the CIBFL Facility contains restrictions on the Company incurring further indebtedness or guarantees and paying dividends when in default or if such dividend payment would result in a termination event under the lease financing agreement. The CIBFL Facility has change of control provisions whereby there may not be a change of control of the Company.

The CIBFL Facility is secured mainly by the following:

●	Ownership of the vessel;
●	Cross-default covenants with the newbuilding contract owners financed under the CIBFL Facility;
●	A pre-delivery assignment of the shipbuilding contract and refund guarantee;
●	Assignment of insurances and earnings of each vessel financed;
●	Specific assignment of any time charters of the vessel financed with duration of more than 12 months;
●	Corporate guarantee of the Company (see above);
●	Pledge of the shares of the relevant shipowning subsidiaries; and
●	Pledge over the earnings account of each vessel financed

As of June 30, 2026, the applicable average SOFR was 3.66% and the applicable EURIBOR was 2.25%.

As of June 30 2026, the Company was in compliance with all covenants with respect to its credit facilities.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
8.	Commitments and Contingencies:

Capital Expenditures under the Company’s Newbuilding program:

The Company has remaining contractual commitments to the shipyard for its Newbuilding Tankers as of June 30, 2026 totalling $345,780, out of which an amount of $22,600 is payable in 2027, an amount of $126,560 is payable in 2028 and an amount of $196,620 is payable in 2029. These contractual commitments to the shipyard are financed at 85% through the lease financing agreements with ABCFL and CIBFL (see Note 7).

On July 13, 2026, the Company entered into an SPA with Rubico Inc. to sell the shares of Roman Shark VII Inc. (see Note 14). On August 14, 2026 the SPA was consummated and as a result, the Company has reduced its commitments by $38,420 ($9,040 in 2028 and $29,380 in 2029).

On July 27, 2026, the Company entered into an SPA with Rubico Inc. to sell the shares of Roman Shark V Inc. (see Note 14). Once the SPA is consummated, which is expected to occur by September 30, 2026, the Company will have reduced its commitments by $38,420 ($13,560 in 2028 and $24,860 in 2029).

The Company also has contractual commitments, as of June 30, 2026, to Central Mare as seller of the Newbuilding Tankers totalling $12,457 that was settled in July 2026.

On July 28, 2026, the Company entered into an SPA for the purchase of the Three MR Tankers with Central Mare (see Note 14). Once the SPA is consummated the Company will have remaining contractual commitments to the shipyard totalling $140,235, out of which an amount of $16,245 is payable in 2027, an amount of $21,660 is payable in 2028 and an amount of $102,330 is payable in 2029. These contractual commitments to the shipyard are expected to be financed at about 85% from the lease financing arrangement that the Company expects to enter into. (see Note 14).

Once the SPA for the Three MR Tankers is consummated the Company will also have contractual commitments to Central Mare as seller of the Three MR Tankers totaling $30,850 out of which $23,500 was settled by applying the 2025 No Shop LOI consideration, $5,190 was settled in cash and the remaining $2,160 is payable in cash.

Guarantee on performance of the SLBs of Rubico Inc. with Huarong:

Concurrently with the entry into the New Huarong Facility, the Company provided a guarantee of the obligations of the vessel-owning subsidiaries of Rubico Inc. under similar SLBs entered into with Huarong in an aggregate amount of $84,000, consummated in November 2025. The outstanding amount as of June 30, 2026, is $81,375. Furthermore, the New Huarong Facility contains cross-default provisions which would be triggered by a default under these SLBs entered into by Rubico Inc. The Company assigns zero probability of default to said SLBs and hence has not established any provisions for losses relating to this matter.

Guarantee on performance of the financing of the related newbuilding contract owner with ABCFL:

Concurrently with the entry into the ABCFL Facility (see Note 7), the Company provided a guarantee of the obligations of the vessel-owning subsidiary of Rubico Inc. under similar lease financing entered into with ABCFL in an aggregate amount of $38,420, consummated in March 2026. The outstanding amount as of June 30, 2026, is $5,763. Furthermore, the ABCFL Facility contains cross-default provisions which would be triggered by a default under the financing of the related newbuilding contract owner with ABCFL. The Company assigns zero probability of default to said lease financing and hence has not established any provisions for losses relating to this matter.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
9.	Common Stock, Additional Paid-In Capital and Dividends:

A discussion of the Company’s common stock, additional paid-in capital and dividends can be found in the Company’s annual financial statements for the fiscal year ended December 31, 2025 which have been filed with the Securities and Exchange Commission on Form 20-F on April 1, 2026. No dividends were paid to common stock holders in the six months ended June 30, 2025 and 2026.

2024 ATM: The Company has issued 953,223 common shares pursuant to the 2024 ATM in the six-month period ended June 30, 2026, for gross proceeds of $4,294 and has incurred $57 of expenses related to this equity distribution agreement.

2026 Equity Line Purchase Agreement: On April 24, 2026, the Company entered into a common shares purchase agreement (the “2026 Equity Line Purchase Agreement”) with B. Riley Principal Capital II, LLC (the “Selling Shareholder”). Pursuant to the 2026 Equity Line Purchase Agreement, the Company has the right to sell to the Selling Shareholder, from time to time during the term of the 2026 Equity Line Purchase Agreement, up to $50,000 of its common shares, subject to certain limitations and conditions set forth in the 2026 Equity Line Purchase Agreement. Sales of the Company’s common shares pursuant to the 2026 Equity Line Purchase Agreement, and the timing of any sales, are solely at the Company’s option. The Company filed a registration statement to register the resale by the Selling Shareholder, as amended, of up to 50,000,000 of its common shares. The Company’s right to cause the Selling Shareholder to purchase its common shares is subject to certain conditions set forth in the 2026 Equity Line Purchase Agreement. During the six-month period ended June 30, 2026 the Company issued 1,925,373 Common shares in connection with the 2026 Equity Line Purchase Agreement for gross proceeds of $2,481 and has incurred costs related to the 2026 Equity Line of Credit of $787.

10.	Earnings Per Common Share:

All shares issued are included in the Company’s common stock and have equal rights to vote and participate in dividends and in undistributed earnings. The components of the calculation of basic and diluted Earnings per share for the six months ended June 30, 2025 and 2026 are as follows:

	Six months ended June 30,
	2025	2026
Net Income	7,563	6,484
Less: Deemed dividend equivalents on Series G Preferred Shares related to redemption value	-	(2,100)
Less: Dividends of Series G Preferred Shares	-	(529)
Net Income attributable to common shareholders	7,563	3,855
Weighted average common shares outstanding, basic	4,626,197	5,708,877
Effect of dilutive securities:
Series G Preferred Shares	-	5,003,900
Weighted average common shares outstanding, diluted	4,626,197	10,712,777
Earnings per share, basic	1.63	0.68
Earnings per share, diluted	1.63	0.61

For the six-month periods ended June 30, 2025 and June 30, 2026, 5,322,821 and 9,559,855 dilutive shares calculated with the treasury stock method, were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the period presented.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
11.	Fair value of Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks, restricted cash, and other. The principal financial liabilities of the Company consist of long term debt, accounts payable due to suppliers, amounts due to related parties and accrued liabilities.

a)	Interest rate risk: The Company as of June 30, 2026 is subject to market risks relating to changes in interest rates, since all of its debt is subject to floating interest rates.

b)
Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments.

c)	Fair value:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short term maturities. The Company considers its creditworthiness when determining the fair value of its liquid assets.

The carrying amounts of accounts payable, amounts due to related parties and accrued liabilities approximate their fair value because of the short maturity of these instruments.

The carrying value of long-term debt with variable interest rates (obtained through Level 2 inputs of the fair value hierarchy) approximates the fair market value as the long-term debt bears interest at a floating interest rate.

The Company follows the accounting guidance for Fair Value Measurements. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The guidance requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
12.	Segment Reporting

The table below presents information about the Company’s reportable segments for the six months ended June 30, 2026. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s unaudited interim condensed consolidated financial statements. Segment results are evaluated based on income from operations.

	Six months ended June 30, 2026
	Tanker Segment	Megayacht Segment	Total
REVENUES:
Total revenues	23,267	2,208	25,475
EXPENSES:
Voyage expenses	466	431	897
Other vessel operating expenses	5,354	654	6,008
Dry-docking costs	-	330	330
Vessel depreciation	4,574	477	5,051
Management fees-related parties-direct	498	125	623
Segments operating results	12,375	191	12,566
General and administrative expenses			(769)
Interest and finance costs			(5,739)
Interest income			74
Management fees-related parties- overhead costs			(180)
Equity gains in unconsolidated joint ventures			532
Net income			6,484

A reconciliation of total segment assets to total assets presented in the accompanying unaudited interim condensed consolidated balance sheets as of June 30, 2026 is as follows:

As of June 30, 2026
Tanker segment	303,433
Megayacht segment	25,650
Cash and cash equivalents including restricted cash	13,297
Investments in unconsolidated joint ventures	7,114
Other fixed assets, net	505
Advances for asset acquisition to related party	23,500
Total consolidated assets	373,499

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
13.	Mezzanine Equity

On March 31, 2026 the Company settled an amount of $14,000 from the purchase price of the Tanker SPA, through the issuance of 14,000 Series G Preferred Shares (see Note 1). On May 9, 2026 Central Mare transferred all its Series G Preferred Shares to 3 Sororibus Trust, an irrevocable trust established for the benefit of certain family members of the President, Chief Executive Officer and Director of the Company, Mr. Evangelos J. Pistiolis.

Series G Perpetual Convertible Preferred Shares:

The Series G Preferred Shares have the following characteristics:

Conversion. The Company has the right, at any time and from time to time, subject to certain conditions, to convert in whole or in part at a conversion price which is the lower of (i) $3.67, (ii) 80% of the lowest daily VWAP of the Company’s common shares over the twenty consecutive trading days expiring on the trading day immediately prior to the date of delivery of a conversion notice, (iii) the conversion price or exercise price per share of any of the Company’s then outstanding convertible shares or warrants, (iv) the lowest issuance price of the common shares in any transaction from the date of the issuance of the Series G Preferred Shares onwards, but in no event will the Series G Preferred Shares Conversion Price be less than $0.60 (the “Floor Price”). The Floor Price is adjusted (decreased) in case of splits or subdivisions of the Company’s outstanding shares and is not adjusted in case of reverse stock splits or combinations of the Company’s outstanding shares.

Voting. The holders of Series G Preferred Shares are entitled to the voting power of one thousand (1,000) of the Company’s common shares per Series G Preferred Share.

Redemption. The Company at its option shall have the right to redeem a portion or all of the outstanding Series G Preferred Shares. The Company shall pay an amount equal to one thousand dollars ($1,000) per each Series G Preferred Share (the “Liquidation Amount”), plus a redemption premium equal to fifteen percent (15%) of the Liquidation Amount being redeemed if that redemption takes place up to and including March 31, 2027 and twenty percent (20%) of the Liquidation Amount being redeemed if that redemption takes place after March 31, 2027.

Dividends. The holders of outstanding Series G Preferred Shares shall be entitled to receive semi-annual dividends equal to fifteen percent (15%) per year of the liquidation amount of the then outstanding Series G Preferred Shares.

The Company determined that the Series G Preferred Shares were more akin to equity than debt and that the above identified conversion feature, subject to adjustments, was clearly and closely related to the host instrument, and accordingly bifurcation and classification of the conversion feature as a derivative liability was not required. Given that the Series D Preferred Shares’ holder (Lax Trust) controlled a majority of the Company votes, and is affiliated with Mr. Evangelos J. Pistiolis, with whom 3 Sororibus Trust., the holder of the Series G Preferred Shares is also affiliated, the preferred equity was in essence redeemable at the option of the holder and hence was classified in Mezzanine equity as per ASC 480-10-S99 “Distinguishing liabilities from Equity – SEC Materials”. Upon issuance the Company adjusted the carrying value of the Series G Preferred Shares to the maximum redemption amount ($16,100), resulting in an increase of $2,100, which has been accounted as deemed dividend.

During the six-month period ended June 30, 2026 the Company declared $529 of dividends to the Series G Preferred Shares holder.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of United States Dollars – except share, per share data and rate per day, unless otherwise stated)
14.	Subsequent Events

On July 13, 2026, the Company entered into an SPA with Rubico Inc. to sell the shares of Roman Shark VII Inc. (the “Roman Shark VII SPV”) that is party to a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of Hull 25110060 a 47,499 dwt chemical/product oil carrier (the “Roman Shark VII MR Tanker”). The Roman Shark VII MR Tanker is scheduled for delivery in the third quarter of 2029. The aggregate selling price for 100% of the shares of the Roman Shark VII SPV is $6,250 (the “Roman Shark VII Consideration”). Rubico Inc. and the Company provided corporate guarantees in favor of ABCFL which will continue to finance the construction of the Roman Shark VII MR Tanker. The disposal was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, which obtained a fairness opinion with respect to the consideration to sell the Roman Shark VII SPV from an independent financial advisor. On August 14, 2026 the SPA was consummated and as of that date the Roman Shark VII Consideration has been fully settled.

On July 27, 2026, the Company entered into an SPA with Rubico Inc. to sell the shares of Roman Shark V Inc. (the “Roman Shark V SPV”) that is party to a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the construction of Hull 25110058 a 47,499 dwt chemical/product oil carrier (the “Roman Shark V MR Tanker”). The Roman Shark V MR Tanker is scheduled for delivery in the second quarter of 2029. The aggregate selling price for 100% of the shares of the Roman Shark V SPV is $6,500 (the “Roman Shark V Consideration”), receivable in full at closing, with the transaction expected to close by September 30, 2026, subject to customary closing conditions. In case Rubico Inc. raises capital through the issuance of any common stock, preferred stock, or other equity interest prior to closing, Rubico Inc. shall be obligated to apply 100% of the net cash proceeds of such equity raises directly toward the payment of the Roman Shark V Consideration. Furthermore, Rubico Inc. may, at its option, settle all or a portion of the purchase price through the issuance of Rubico Inc.’s Series G Perpetual Convertible Preferred Shares, which have similar terms with the Series G Preferred Shares issued by the Company apart from the fixed conversion price that will be determined upon issuance (see Note 13). Rubico Inc. and the Company will provide corporate guarantees in favor of ABCFL which will continue to finance the construction of the Roman Shark V MR Tanker. The disposal was approved by a special committee composed of independent and disinterested members of the Company’s board of directors, which obtained a fairness opinion with respect to the consideration to sell the SPV from an independent financial advisor. As of the date of these unaudited interim condensed consolidated financial statements $630 of the Consideration has been received.

On July 28, 2026, the Company entered into an SPA with Central Mare Inc. for the purchase of 100% of the shares of three shipowning companies (The “Three MR Tankers’ SPVs”), that have entered into shipbuilding contracts with a South Korean shipyard for the construction of three 49,940 dwt oil/chemical (MR) tankers scheduled for delivery during the third and fourth quarter of 2029 (collectively, the “Three MR Tankers”). The aggregate purchase price payable to Central Mare Inc., as seller, is $30,850 (the “Three MR Tankers Consideration”), of which $23,500 was settled by applying the consideration refundable to the Company under the 2025 No Shop LOI and $5,190 was settled in cash, accordingly, $28,690 had been settled as of the date of these unaudited interim condensed consolidated financial statements and the remaining $2,160 is payable in cash. If the Company raises capital through the incurrence of indebtedness or the issuance of common stock, preferred stock or other equity interests prior to closing, it is obligated to apply 100% of the net cash proceeds of any such financing directly toward payment of the Three MR Tankers Consideration.

Each of the Three MR Tankers has a contract price with the Builder of $49,500, or $148,500 in aggregate, of which the first instalment of $2,755 per vessel ($8,265 in aggregate) had been paid by Central Mare Inc. Upon consummation of the SPA, the Company will assume the remaining contractual commitments to the Builder totalling $140,235, of which $16,245 is payable in 2027, $21,660 is payable in 2028 and $102,330 is payable in 2029. These commitments are expected to be financed at approximately 85% through a lease financing arrangement, for which the Company has secured a signed term sheet with a major Chinese leasing company and expects to enter into definitive documentation. The Three MR Tankers’ SPVs have also secured time charter employment with a major oil trader, starting from their delivery and for a firm duration of five years, with charterer’s option to extend for one additional year.